Brion R. Thompson, Esq.

February 22, 2008

February 22, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	John Hancock Funds III (the “Trust”)

File Nos. 333-125838; 811-21777

Dear Sir/Madam:

This letter is in response to comments received via telephone on February 22, 2008, from the staff of the Securities and Exchange Commission (“SEC”) with respect to Post-effective Amendment No. 5 (“Amendment No. 5”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on January 16, 2008 (accession no. 0000950135-08-000181). Set forth below is a summary of each comment followed by our response. Page references are to numbers at the bottom of the page in Amendment No. 5.

The first three comments by the SEC staff apply to the John Hancock Rainier Growth Fund’s (the “Fund”) five (5) prospectuses for Class A, B, C, I, NAV, ADV and R, R1, R2, R3, R4, R5 shares (collectively referred to as the “Prospectus”).

Comment 1 – page 2, Overview section. The General Instructions of Form N-1A state that for a single fund prospectus that no information can precede the risk/return summary. The Overview section in the Prospectus should be deleted or moved.

Response 1 – The Overview section has been deleted from the Prospectus.

Comment 2 – page 3, Goal and strategy section. If the Fund will invest in other types of derivatives besides “future contracts with respect to interest rates and securities indices” as a principal investment strategy, state the other types of derivatives.

Response 2 – The Fund does not intend to invest in other types of derivatives as a principal investment strategy besides the derivatives stated under the Fund’s investment strategy.

Comment 3 – page 3, Goal and strategy section. Per Item 2(b) of Form N-1A, confirm if a principal investment strategy of the Fund will be investing in emerging markets.

Response 3 – Investing in emerging markets is not a principal investment strategy of the Fund and the risk disclosure under “Foreign securities risk” will be revised accordingly.

Comment 4 – Class R, R1, R2, R3, R4, R5 shares Prospectus, page 4, Your expense. Per Item 3, Instruction 3(b) of Form N-1A, add an additional Other Expenses sub-caption or line item to the expense table to disclose the Fund’s service plan expenses that are not part of the rule 12b-1 plan.

Response 4 – An additional line item has been added to the expense table under Other Expenses to disclose the Fund’s service plan expenses.

Statement of Additional Information

Comment 5 – page 55, Reports to Shareholders. Regulations S-X §210.3-18 requires that financials be included in the registration statement that are within 245 days of the effective date. Incorporate the Rainier

Brion R. Thompson, Esq.

February 22, 2008

Large Cap Growth Equity Portfolio’s non-audited semi-annual financial statement for September 30, 2007 into the Statement of Additional Information.

Response 5 – The Reports to Shareholders section will be restated as:

The annual and semi-annual financial statements of the Rainier fund for the periods ended March 31, 2007 and September 30, 2007, respectively, are incorporated herein by reference from that fund’s most recent annual and semi-annual reports to shareholders filed with the SEC on Form N-CSR pursuant to Rule 30b2-1 under the 1940 Act.

______________________________________________________________________________________

Per the SEC staff’s request, the Trust acknowledges the following:

-	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
-	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
-	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Please contact the undersigned at 617-663-3241 if you have any questions regarding this letter.

Sincerely,

/s/ David D. Barr

David D. Barr

Counsel and Assistant Secretary

cc: Brion Thompson, SEC examiner

Brion R. Thompson, Esq.

February 22, 2008

JOHN HANCOCK FUNDS III

601 Congress Street

Boston, Massachusetts 02210

February 22, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 461 Request for Acceleration of Effective Date John Hancock Funds III Post-Effective Amendment No. 5 (File. No. 333-125838)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, John Hancock Funds III (“Trust”), the registrant with respect to the above-referenced Post-Effective Amendment No. 5 (the “Amendment”), and John Hancock Funds, LLC, the distributor of the Trust, hereby requests acceleration of the effective date of the Amendment and that it be declared effective at 9:00 a.m. on February 29, 2008 or as soon as practicable thereafter.

In connection with this request, we acknowledge the following:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JOHN HANCOCK FUNDS III

/s/ David D. Barr
David D. Barr
Counsel and Assistant Secretary

JOHN HANCOCK FUNDS, LLC

/s/ Jeffrey H. Long

Jeffrey H. Long

Chief Financial Officer